Exhibit 99.1

Kaspi.kz 3Q & 9M 2025 Financial Results

Almaty, Kazakhstan, 10 November 2025 – Joint Stock Company Kaspi.kz (“Kaspi.kz”, “we”) (Nasdaq:KSPI) which operates the Kaspi.kz and Kaspi Pay Super Apps in Kazakhstan and owns 66.35% of Hepsiburada in Türkiye, today published its unaudited consolidated IFRS financial results for the quarter and 9 months ended 30 September 2025 (“3Q & 9M 2025”).

3Q & 9M 2025 Highlights

•
3Q 2025 revenue up 20% year-over-year (“YoY”) and net income up 12% YoY. The supply of smartphones remains subject to temporary disruption in Kazakhstan. Excluding smartphones GMV from Marketplace and regulatory & tax changes, as well as the higher 2025 base rate 2025, underlying revenue and net income increased 23% and 21% respectively. This and all references below exclude Türkiye unless otherwise stated.

•
In 3Q 2025 lower GMV from smartphones, the base rate increase in the first part of the year and recently introduced tax and regulatory changes negatively impacted our growth. That said, with the exception of lower GMV from smartphones all trends were in line with the commentary we provided at our interim results in August. Excluding these external factors our core business is performing well.

•
For 9M 2025 revenue and net income increased 20% and 14% YoY respectively. Excluding smartphones GMV from Marketplace and regulatory & tax changes, as well as the base rate increase, underlying revenue and net income increased 22% and 20% respectively.

•
Customer engagement remains strong with Monthly Transactions per Active Consumer at 76.

•
In Payments, operational gearing once again resulted in profit growth ahead of revenue growth.
o
Payments TPV and transactions up 18% and 14% YoY, respectively in 3Q 2025. For 9M 2025, TPV and transactions up 21% and 15% YoY, respectively.
o
Payments revenue and net income up 10% and 12% YoY, respectively in 3Q 2025 and up 14% and 17%, respectively for 9M 2025.
o
Kaspi Alaqan, pay-by-palm, just announced with roll out to commence in 4Q 2025. Our latest payments innovation is another way for Kaspi Pay to deliver value to our customers and keep growing.

o
We also continue to grow Kaspi Pay’s addressable market, having integrated with 6 banks in Kazakhstan, O!Bank in Kyrgyzstan, AliPay+ and its global partners.

•
Marketplace Platform revenue growth continued to significantly outpace GMV growth.
o
Purchases up 36% YoY in both 3Q and 9M 2025.
o
Revenue up 24% YoY versus 12% GMV growth in 3Q 2025, with revenue boosted by the growth of Kaspi Delivery, Kaspi Advertising, Classifieds and e-Grocery. For 9M 2025, revenue and GMV up 27% and 15% YoY, respectively.
o
Excluding GMV from smartphones, Marketplace GMV increased 20% and 21% YoY in 3Q and 9M 2025, with revenue increasing by 32% and 34% respectively.
o
Excluding GMV from smartphones, e-Commerce GMV increased 25% and 29% YoY in 3Q and 9M 2025.
o
Smartphones supply disruption expected to be temporary and year-over-year comparables ease significantly from March 2026.
o
Advertising revenue up 56% and 76% YoY in 3Q and 9M 2025. New advertising service launched, whereby Kaspi.kz will run advertising campaigns for our merchants on the Kaspi.kz Super App and 3rd party platforms including Instagram, Facebook, TikTok and Google.
o
Marketplace take rate up 80bps YoY in both 3Q and 9M 2025.
o
e-Grocery continues to grow fast, with GMV up 53% YoY in 3Q 2025.
o
Kaspi Ai assistant has been in development over the last 18 months. Our AI tools have enriched the presentation of around 500K of our most popular Marketplace products. Tools to be rolled out to all merchants from Jan’26. We believe Kaspi Ai leads to a higher quality shopping experience for consumers, superior conversion for merchants and faster GMV growth for us.
o
Kaspi Restaurants continues to scale fast and we have integrated Delivery Hero’s Glovo restaurant delivery service into the Kaspi.kz Super App.
o
Marketplace net income up 7% and 13% YoY, for 3Q and 9M 2025 respectively. Excluding GMV from smartphones, Marketplace net income up 16% and 20% in 3Q and 9M 2025 respectively. Smartphone supply disruption is country wide and Marketplace’s competitive position remains unchanged.

•
Fintech Platform TFV growth up 16% and 17% YoY in both 3Q and 9M 2025.
o
Fintech revenue growth up 24% and 21% YoY, respectively in 3Q and 9M 2025 on the back of healthy origination in previous periods and stable yield trends.
o
Underlying credit quality remains healthy and broadly unchanged, with 0.6% Cost of Risk in 3Q 2025 compared with 0.5% in the same period in 2024.
o
Net income growth accelerated to 15% in 3Q 2025 and was up 10% YoY in 9M 2025. Excluding base rate increase in March 2025 net income up 28% in 3Q 2025 and 18% YoY in 9M 2025.

•
In 3Q 2025 Hepsiburada’s growth accelerated again.
o
Growth in everyday orders is an important priority for us. During 3Q 2025, purchases increased 16% YoY, compared with 7% in 2Q 2025 and an 11% decline in 1Q 2025.
o
GMV growth accelerated to 15% YoY in 3Q 2025 compared with 5% for 9M 2025. Revenue increased 22% and 11% respectively over the same periods.
o
Multiple improvement initiatives underway, with a focus on delivery, marketing, BNPL payment options and app user experience. Due to investments in these areas, EBITDA decreased by 74% and 35% YoY during 3Q and 9M 2025 respectively.
o
Modest share capital increase announced and expected to raise approximately $100 million.
o
We continue to work on securing the necessary regulatory approvals to acquire Rabobank A.Ş.

•
In 2025 Kaspi.kz’s growth in Kazakhstan has been impacted by country wide supply disruption for smartphones, the higher NBRK base rate and other non-operating external factors. With no recovery in smartphone GMV trends in 4Q 2025, we now expect Kaspi.kz in Kazakhstan to deliver 2025 net income growth of between 10-12% YoY.

•
Excluding smartphones GMV from Marketplace and regulatory & tax changes, as well as the base rate increase, 2025 underlying net income growth is expected to be around 18-20% YoY, which is consistent with the around 20% guidance we provided in March 2025.

•
With smartphone supply disruption expected to be temporary and favourable year-over-year comps from March 2026, we expect Marketplace growth to resume its normal growth trajectory next year. The headwind from rising interest rates, can also become a tailwind in the future. Growth momentum in Türkiye is gathering pace.

•
Given the strong cash generation capacity of our core business and we believe our attractive long-term growth prospects, we have decided to bring forward cash returns and commence a $100 million ADS repurchase program.

•
In 2026, we currently envisage a balance between returning capital to our shareholders via both buybacks and dividends, as well as investing in our long-term growth.

Update on product and strategic initiatives

In Payments we have just announced the launch of Kaspi Alaqan, pay-by-palm. The service is the latest example of how we continue to lead through innovation. Consumers can pay without their card, phone and when mobile internet not available. We will start to roll out Alaqan in Almaty from December and then across Kazakhstan in 2026. As was the case with Kaspi QR, we provide our merchants with terminals free of charge and offer the service with 0% commission for the first 3 months, before applying Kaspi Pay’s usual 95 basis points take rate.

Kaspi Alaqan is one of our most important innovations

Pay by palm rollout to start in December '25, free of charge to merchants in first 3 months

Scan the QR on Kaspi Alaqan to connect

KZ
Scan the QR code to connect Kaspi Alaqan
Cancel

Register palm in our app

9:41
Kaspi Alaqan
You are connecting Kaspi Alaqan
To safely pay for purchases without a phone and card
Confirm and continue
By continuing, I agree to connect Kaspi Alaqan

Pay for purchases with palm

KZ
10,000 ₸
Hold out your palm
or scan the Kaspi QR
Gold
Red+
0·0·12

10,000 ₸
Hold out your palm
Kaspi.kz

Source Company data

Kaspi.kz | 11

We continue to grow payments addressable market by integrating Kaspi Pay QR with other local banks and expect to add more in the future. We have also integrated with O!Bank in Kyrgyzstan, AliPay+ and its global partner network. These initiatives give our merchants and consumers more options to transact with us in Kazakhstan and when holidaying or doing business internationally. We’re also making it easier for overseas visitors to spend when they’re visiting Kazakhstan.

With Kaspi Pay having achieved scale, we can also grow its addressable market, by developing vertical specific services. Kaspi Restaurants helps restaurants offer a better service as well as generate more sales. As part of our focus on restaurants, we have integrated Glovo into our Super App. Glovo is owned by Delivery Hero and is one of Kazakhstan’s leading restaurant delivery apps. Consumers benefit from another high-quality product and the convenience of being able to transact seamlessly with Kaspi Pay.

Kaspi Restaurants billing TPV scaling fast since launch

Prioritising vertical specific innovations to create additional value for merchants

+259x
TPV
KZT
50M
1B
4B
13B
+73x
TPV
# of transactions
15.6K
105.6K
331.4K
1.1M
4Q'24
1Q'25
2Q'25
3Q'25

Kaspi Restaurants
9:41
Kaspi QR
Scan the QR code
How it works?
Kaspi Gold
Kaspi Red

Source Company data

Notes Data excluding Türkiye results

We have integrated Glovo into our Super App

Glovo owned by Delivery Hero is one of Kazakhstan's leading restaurant delivery apps

A new partner in the Kaspi.kz ecosystem

9:41
Services
Log in/Register
Partner Services
Magnum
Glovo
Alipay+

Search and select from the catalog

KIKI'S
Most Popular
New Kiksburger Combo
Basket S 12 pcs
Add to cart • 3,450 ₸

Log in with Kaspi.kz

9:41
Cart
New Kiksburger Combo
3,450.00 ₸
Aliya A.
Log in with Kaspi.kz

Place order

9:41
Order payment
Your order
Specify allergy information
Do you need utensils?
Delivery information
Sending to another recipient?
Pay with Kaspi.kz

Pay with Kaspi.kz

9:41
Order payment
Your order
Specify allergy information
Do you need utensils?
Order
Delivery
Spend Bonuses
To pay
3,949 ₸
Payment methods
Hide amounts
Kaspi Gold
Kaspi Red

Source Company data

Kaspi.kz

In recent years we have built a range of advertising services, to help Marketplace merchants sell more. In 9M 2025, advertising revenue from our full range of advertising products increased 76% year-over-year and we expect advertising revenue to continue outpacing GMV growth.

Advertising revenue +76% in 9M'25

Advertising revenue is growing fast & above GMV growth

+56%
+76%
5.8B
9.1B
13.9B
24.5B
Ad revenue
KZT
3Q'24
3Q'25
9M'24
9M'25

Source Company data

Notes Data excluding Türkiye results

Kaspi.kz

We’re now creating an advertising platform, where we will place advertising for our merchants not only on the Kaspi.kz Super App but across leading 3rd party platforms, including Instagram, Facebook, Tik Tok and Google. For us what matters is that our merchants sell more, with the best return on their investment. The combination of our scale and data puts us in a strong position to contribute to the fast growth of Kazakhstan’s digital advertising market.

We continue to build out Kaspi Advertising Services

Now our merchants can advertise on Kaspi.kz & 3rd party platforms

A new addition to our advertising services

9:41
Marketing
External advertising
NEW
Certificates
NEW
Product advertising in the Kaspi Store
Advertising for brands
Seller bonuses
Store Promotions on Kaspi.kz

Advertise on major 3rd party platforms

9:41
External Advertising
Launch external advertising on Instagram, Facebook, Google, and TikTok
Increase reach and sales
Buyers will only see you in the product card
How does it work?
Launch an advertising campaign
Select products available for advertising, set a budget and period
Create campaign

Merchants set campaign terms

9:41
External Advertising
Products
Add Products
Kitchen Tools
Campaign Name
Autumn Bonuses
Promotion Period
10/17/2025
Launch Campaign

Manage campaigns

9:41
The Autumn Comfort Bonuses has started
Last 7 Days
Autumn Bonuses
Clicks
Add to Favorites
Add to Cart
Orders
Daily Budget
Advertising Expenses
Share of Advertising Expenses
View Details
Create New Campaign

Review analytics

9:41
External Advertising
Overview
My Campaigns
Last 7 Days
Create New Campaign

Source Company data

Kaspi.kz

In addition to our advertising services, we are rolling out Kaspi Ai assistant for partners. Kaspi Ai has been developed in house and uses our proprietary technology and data, with the aim of improving the customer experience, generating more sales and reducing costs. We believe with Kaspi Ai for partners our Marketplace merchants can quickly and easily build out high quality product pages, including Ai powered photos, product descriptions and features.

Kaspi Ai can create product rich content in Kazakh, Turkish & Russian

Kaspi Ai creates photos, product description & characteristics

Kaspi Ai creates rich product content when merchants list items

9:41
Kaspi Ai
Add a photo or a link to the product, and I will create a product card for you
All photos
Add a link to the product
Add a file

Ai-powered photo creation

9:41
Product photo
Photos are still being created, this will take a couple of minutes
First photo
Create more photos
Save

Ai-powered description and characteristics

9:41
Kaspi Ai
Photo
Characteristics
Description
Description
The ADILI hoodie combines modern minimalism and Kazakh identity. On the chest - neat embroidery with a national ornament, symbolizing unity and strength, and on the back - striking embroidery depicting horses, embodying freedom and energy.
Features and advantages:
Author's embroidery and patterns - a unique accent that highlights individuality.
Premium cotton - soft, dense, and breathable material, comfortable against the body.
Convenient hood - protection from wind and chill.
Universal design - equally suitable in the city, for a walk, or while traveling.
Made in Kazakhstan - supporting a domestic brand and eco-friendly production.
Edit description

Preview & publish

9:41
Search in the Store
0·0·12
Hoodie black ADILI
19,900 ₸
Put up for sale
Edit product card

Source Company data

Kaspi.kz

We're seeing very encouraging results

Tests show a significant uplift in click rates & sales conversion

Increase in clicks through enriching content of product page via Kaspi Ai

Products with improved product pages via AI
Control group
Enrichment
0
30 days before improvement
30 days after improvement

Source Company data

Notes Data excluding Türkiye results

Kaspi.kz

Over the last 3 years e-Grocery has expanded from its launch in Almaty, to cover Kazakhstan’s 5 largest cities, with Karaganda and Aktobe opened this year. We now operate 9 dedicated dark stores, with a further 1 due to open soon.

During 3Q 2025, e-Grocery GMV increased 53% year-over-year and active consumers reached 1.3 million, up from 725 thousand in the same period in 2024. We believe e-Grocery is well positioned to keep growing fast.

e-Grocery GMV +53% YoY in 3Q'25 & 1.3mn consumers

e-Grocery continues to scale fast

Active Consumers	3Q'24	3Q'25
	725K	1.3M

e-Grocery
GMV
KZT

+53%
33.1B
50.5B
3Q'24
3Q'25

e-Grocery
# of purchases

+55%
2.4M
3.8M
3Q'24
3Q'25

9:41
Search in Magnum
magnum
magnum
You previously ordered
Goods with discount
Healthy food
Dairy products and eggs
Vegetables and fruits
Deli
Meat and poultry
Fish and seafood
Bakery products
Pasta
Juice, water and drinks
Sweets and baking

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

Kaspi.kz 3Q & 9M 2025 Financial Highlights

During 3Q 2025, total revenue excluding Türkiye increased 20% year-over-year to KZT797 billion. For the same period, total revenue excluding smartphones GMV from Marketplace and regulatory changes increased 23% year-over-year. Including Türkiye revenue reached KZT1.1 trillion.

For 9M 2025, total revenue excluding Türkiye increased 20% year-over-year to KZT2.2 trillion. Total revenue excluding external factors increased 22% year-over-year. Including Türkiye revenue reached KZT2.9 trillion ($5.3 billion).

Our Payments Platform delivered healthy and predictable top-line growth, due to the ongoing popularity of Kaspi Pay and B2B Payments. In Marketplace, fast growth from Kaspi Advertising, Kaspi Delivery, Classifieds and e-Grocery resulted in revenue growth significantly outpacing GMV growth. e-Grocery keeps growing fast as we expand into new cities. However, country wide supply side disruption continues to result in lower year-on-year GMV and revenue from smartphones. Robust TFV origination and stable year-over-year yield trends translated into strong Fintech revenue growth throughout the first nine months of 2025.

During 3Q 2025, our consolidated net income excluding Türkiye increased 12% year-over-year to KZT307 billion. For the same period, excluding smartphones GMV from Marketplace and regulatory & tax changes, as well as the base rate increase, net income increased 21%. For 9M 2025, consolidated net income excluding Türkiye increased 14% year-over-year to KZT842 billion. For the same period, excluding external factors net income increased 20% year-over-year. Including Türkiye net income was KZT791 billion ($1.4billion).

Our Payments Platform continued to deliver strong bottom-line growth and high profitability. Marketplace delivered solid profit growth, albeit at a lower rate than revenue growth due to fast growth from lower margin 1P e-Grocery and the impact of delayed revenue from the sale of smartphones. In Fintech, deposit interest expenses increased 30% year-over-year in the third quarter of 2025 and the quarter also included the impact of tax on revenue from government securities and NBRK’s higher minimum reserve requirements. Despite this net income growth accelerated to 15% due to robust origination in previous periods, stable pricing and a favourable year-over-year base effect. Excluding external factors, Fintech net income growth accelerated to 28% year-over-year in 3Q 2025.

3Q'25 underlying growth remained strong. Buyback to start in November

Recovery in smartphones GMV delayed due to iPhone supply shortage. Now expected in '26

Payments	Marketplace	Fintech	Consolidated
+18% YoY TPV	**+12% YoY** +20% YoY(1) GMV	**+16% YoY** TFV	**76** Monthly Transactions per Active Consumer
+10% YoY Revenue	**+24% YoY** +32% YoY(1) Revenue	**+24% YoY** Revenue	**+20% YoY** +23% YoY(1) Revenue
+12% YoY Net Income	**+7% YoY** +16% YoY(1) Net Income	**+15% YoY** +28% YoY(1) Net Income	**+12% YoY** +21% YoY(1) Net Income

$100mn ADS buyback to commence in November

Source: Company data

Notes: 1. Growth if no adverse impact from Smartphones, Taxes, Minimum reserve requirements and interest rates growth. Details of calculation in appendix
Data excluding Turkye results

Kaspi.kz

Growth in '25 impacted by external factors

Smartphone regulation, iPhone shortage, tax, regulatory changes & cyclically high base rate

Change	Effect on 3Q'25	
Smartphone's registration requirement & shortage of new iPhones	Marketplace GMV[1]	**-8% YoY**
	Consolidated Net Income[1]	**-3% YoY**
10% tax on revenue from government securities	Consolidated Net Income[1]	**-1% YoY**
Increase in Minimum Reserve Requirements, no interest earned	Consolidated Net Income[1]	**-1% YoY**
Base rate increase from 15.25% to 16.5%	Consolidated Net Income[1]	**-4% YoY**

Source: Company data

Notes: 1. 3Q'25 impact. Details of calculation in appendix

Kaspi.kz

Update on capital returns to shareholders

Our track record when it comes to returning capital to our shareholders is long established. However, in Türkiye we now have a unique opportunity to create a substantially bigger business and as previously flagged in 2025, we’re prioritising investing into our international growth. Hepsiburada is currently pursuing a TRY4.2 billion capital increase, equivalent to around $100 million.

The above said, we recognise that our near-term growth in Kazakhstan has been impacted by disruption in the supply of smartphones, cyclically high interest rates and other external factors. We however believe that our long-term growth prospects remain unchanged, our core businesses cash generation capacity is strong and are encouraged by growth momentum gathering pace in Türkiye. As a result, we have decided to bring forward cash returns and commence a $100 million ADS repurchase program.

In 2026, we currently envisage a balance between returning excess capital to our shareholders via both buybacks and dividends, as well as investing in our long-term growth.

Payments Platform

Revenue and net income up 14% and 17% YoY in 9M 2025

Strong top-line & faster bottom-line growth

During 3Q 2025, transaction volumes increased 14% year-over-year. Volume growth reflects the popularity of Kaspi Pay, Bill Payments and fast adoption of B2B Payments. For 9M 2025, transaction volumes increased 15% year-over-year.

During 3Q 2025, TPV increased 18% year-over-year to KZT11.6 trillion. TPV growth above transactions growth reflects higher average ticket size year-over-year. For 9M 2025, TPV increased 21% year-over-year to KZT32 trillion.

Kaspi Pay QR and B2B Payments accounted for 69% and 6% of 9M 2025 TPV respectively. We expect B2B Payments to continue growing faster than Payments TPV over the next year.

Payments take rate during 3Q 2025 was 1.09%, compared with 1.18% in 3Q 2024. Consistent with previous periods, take rate decline reflects faster growth from lower take rate Kaspi Pay and B2B payments. For 9M 2025, take rate was 1.11% compared with 1.19% in the same period in 2024.

Payments Platform revenue increased 10% year-over-year to reach KZT172 billion during 3Q 2025. For 9M 2025, Payment’s revenue increased 14% year-over-year to KZT481 billion.

Payments Platform net income increased 12% year-over-year to KZT115 billion, during 3Q 2025. High and improving Payments Platform profitability continues to reflect tight cost control and operational gearing. For 9M 2025, Payments Platform net income increased 17% year-over-year to KZT319 billion.

Payments revenue +10% & net income +12% YoY in 3Q'25

Tight cost control & operating gearing means bottom-line growth > top-line growth

Segment Revenue

KZT

+10%
+14%
156B
172B
421B
481B
3Q'24
3Q'25
9M'24
9M'25

Net Income

KZT

+12%
+17%
103B
115B
272B
319B
3Q'24
3Q'25
9M'24
9M'25

Source Company data

Notes Data excluding Türkiye results

Kaspi.kz

TPV +18% & +21% YoY in 3Q & 9M'25

Strong TPV growth reflects fast transactions growth & growth in ticket size

Take Rate
1.18%
1.09%
1.19%
1.11%
+18%
+21%
9.8T
11.6T
26.6T
32.0T
TPV
KZT
3Q'24
3Q'25
9M'24
9M'25

TPV breakdown
Household Bill Payments
B2B Payments
P2P Payments
17%
6%
8%
69%
9M'25
Kaspi QR & Card Transactions

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

Marketplace Platform

Revenue and net income excluding smartphones GMV up 34% and 20% YoY in 9M 2025

Revenue growth > GMV growth due to faster growth from advertising, delivery, classifieds & e-Grocery

During both 3Q and 9M 2025, Marketplace purchases increased 36% year-over-year. Marketplace demand continued to be led by e-Commerce including e-Grocery.

In 3Q 2025, Marketplace GMV increased 12% year-over-year to reach KZT1.7 trillion. Excluding smartphones, GMV increased 20% year-over-year. For 9M 2025, Marketplace GMV increased 15% year-over-year to reach KZT4.7 trillion. Excluding smartphones GMV increased 21% year-over-year.

Valued-added services revenue including Kaspi Delivery, Advertising and Classifieds contributed to Marketplace take rate increasing to 10.3% in both 3Q and 9M 2025 up from 9.5% in the same periods in 2024.

Marketplace GMV +20% YoY in 3Q'25 excluding smartphones GMV

Advertising, Delivery & Classifieds have boosted take rate to all time high

Take Rate (1)
9.5%
10.3%
9.5%
10.3%
+12%
+20%(2)
+15%
+21%(2)
1.5T
1.7T
4.1T
4.7T
GMV
KZT
3Q'24
3Q'25
9M'24
9M'25

Marketplace GMV breakdown
Kaspi Travel
m-Commerce
9%
44%
6M'25
47%
e-Commerce

Source Company data

Notes 1. Take Rate is calculated based on GMV 3P only
2. Growth excluding smartphones. Details of calculation in appendix
Data excluding Türkiye results

Kaspi.kz

In 3Q and 9M 2025, e-Commerce demand was strong with purchases up 86% and 90% year-over-year.

e-Commerce GMV increased 12% year-over-year to KZT795 billion. Excluding smartphones, GMV increased 25% year-over-year. For 9M 2025, e-Commerce GMV increased 19% year-over-year to KZT2.2 trillion. Excluding smartphones GMV increased 29% year-over-year the same period.

In March new requirements to register imported smartphones were announced. This has caused country wide supply disruption. More recently, new smartphone models including the iPhone 17 have not been received in sufficient numbers and consumers overdue a new smartphone are delaying purchases until the latest models are available. We expect smartphone demand to normalise in 2026, with year-on-year growth comps favourable from March 2026. Across other e-Commerce verticals GMV growth remains strong and our competitive position is unchanged.

e-Commerce demand is strong. Growth without smartphones +25% YoY

e-Com growth is expected to benefit from normalization in smartphone supply & favorable YoY comp from March '26

TOP 5 Categories[1]
GMV Growth 3Q'25 YoY

69%
51%
35%
18%
-38%
Beauty and Personal care
Clothing and accessories
Home, garden and furniture
Electronics (excl. Smartphones)
Smartphones

Source Company data
Notes 1. Categories growth in e-Commerce platform General goods
Data excluding Türkiye results

Kaspi.kz

e-Grocery GMV accounted for 6% of e-Commerce GMV in 9M 2025. e-Cars, accounted for 29% of e-Commerce GMV over the same period, while the remaining 65% of e-Commerce GMV is attributable to general goods.

e-Commerce GMV +25%YoY in 3Q'25 excluding smartphones GMV

e-Commerce take rate up at all time high

	3Q'24	3Q'25	9M'24	9M'25
Take Rate(2)	10.9%	12.5%	11.1%	12.5%

e-Commerce GMV
KZT

e-Commerce
# of purchases(1)

+12%
+25%(4)
+19%
+29%(4)
712B
795B
1.9T
2.2T
+86%
+90%
27.1M
50.3M
66.0M
125.1M
3Q'24
3Q'25
9M'24
9M'25

e-Commerce GMV breakdown
e-Grocery
e-Cars(3)
6%
29%
9M'25
65%
General Goods

Source Company data

Notes
1. Number of orders
2. Take rate is calculated based on GMV 3P only
3. e-cars consists of GMV 1P (KZT 25 bn) and 3P (KZT 610 bn) for 9M'2025. e-grocery GMV is 1P. Other categories GMV is 3P
4. Growth excluding smartphones. Details of calculation in appendix

Data excluding Türkiye results

Kaspi.kz

e-Commerce’s take rate increased 160 bps and 140 bps year-over-year in 3Q and 9M 2025 to 12.5% for both periods, due to fast growth in both advertising and delivery revenue.

During 3Q and 9M 2025, m-Commerce purchases were down 3% and flat respectively, year-over-year.

During 3Q 2025 m-Commerce GMV increased 12% year-over-year to KZT730 billion, while take rate increased to 9.2% from 9.0% in the same period in 3Q 2024. Excluding smartphones, GMV increased 17% year-over-year.

For 9M 2025, m-Commerce GMV increased 12% year-over-year to KZT2.1 trillion, with a 9.1% take rate. Excluding smartphones, GMV increased 15% year-over-year.

Kaspi Travel’s GMV increased 13% year-over-year to KZT146 billion during 3Q 2025. Take rate increased by 50 bps year-over-year to 5.0%, due to growth in international Kaspi Tours. Tours accounted for 10% of Travel’s GMV in 9M 2025 and combined with the recent launch of domestic tours should help Travel’s GMV growth remain strong. For 9M 2025, Kaspi Travel’s GMV increased 17% year-over-year to KZT414 billion, with its take rate reaching 5.1%.

With Marketplace take rate up year-over-year and e-Grocery growing fast, 3Q and 9M 2025 Marketplace revenue grew faster than Marketplace GMV growth and was up 24% and 27% year-over-year respectively. For 3Q and 9M 2025, Marketplace revenue reached KZT222 billion and KZT633 billion respectively. Excluding smartphones, revenue increased 32% and 34% respectively, year-over-year during 3Q and 9M 2025.

During 3Q 2025, Marketplace net income reached KZT89 billion, representing a 7% increase year-over-year. Net income growth below revenue growth reflects the ongoing impact of growth from lower margin 1P e-Grocery. For 9M 2025, Marketplace net income reached KZT262 billion, equivalent to a 13% increase year-over-year. Excluding smartphones net income increased 16% and 20% respectively in 3Q and 9M 2025.

Marketplace revenue +32% & net income +16% YoY in 3Q'25 excluding smartphones

Fast growth in VAS revenue results in Marketplace revenue growth > GMV growth

Segment Revenue
KZT
+24%
+32%[1]
179B
222B
+27%
+34%[1]
498B
633B
3Q'24
3Q'25
9M'24
9M'25
Net Income
KZT
+7%
+16%[1]
84B
89B
+13%
+20%[1]
233B
262B
3Q'24
3Q'25
9M'24
9M'25

Source Company data

Notes Data excluding Türkiye results. Here Marketplace segment presented without Türkiye (Hepsiburada, FX revaluation related to Hepsiburada acquisition and interest expenses for Eurobonds issued to fund our Türkiye business). Full Marketplace Segment is presented in appendix, under Operating Segments

1. Growth excluding smartphones. Details of calculation in appendix

Kaspi.kz

Fintech Platform

Revenue up 21% YoY & net income up 10% in 9M 2025

Net income growth accelerated in third quarter

During 3Q 2025, TFV origination increased 16% year-over-year, to reach KZT3.0 trillion. For 9M 2025, TFV increased 17% year-over-year, to reach KZT8.6 trillion.

Buy-Now-Pay-Later (BNPL) loans accounted for 39% of TFV in 9M 2025, making them our most important Fintech Platform product. Merchant and Micro Business Finance is our fastest growing lending product, accounting for 19% of TFV during 9M 2025. We expect merchant related TFV to continue growing at a faster rate than consumer related lending products.

Fintech yield trends were flat year-over-year-year in both the third quarter and first nine months of 2025. For 3Q and 9M 2025 are portfolio yield was 6% and 18% respectively.

TFV +16% and +17% YoY in 3Q/9M'25

Financing for merchants & micro businesses is our fastest growing Fintech product

+16%
+17%
2.6T
3.0T
7.4T
8.6T
TFV
KZT
3Q'24
3Q'25
9M'24
9M'25

TFV breakdown
Merchant & Micro Business Finance
Car Finance
19%
5%
9M'25
39%
37%
General purpose
Buy Now Pay Later

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

Our average net loan portfolio increased by 30% year-over-year, to KZT6.6 trillion in 3Q 2025. Over the same period, average savings increased by 18% year-over-year to KZT6.9 trillion. For 9M 2025, average net loans and savings increased by 32% and 19% to KZT6.2 trillion and KZT6.5 trillion respectively. Our loan to deposit ratio increased to 97% in 9M 2025 up from 88% in the same period in 2024.

During 3Q 2025, our cost of risk increased slightly year-over-year to 0.6% from 0.5% in the same period in 3Q 2024. Overall underlying credit trends remain strong and consistent, although currency depreciation necessitated additional macro provisioning in the early part of the year. For 2025 we expect cost of risk to be around 2.2%.

Our NPL ratio of 5.8% in 9M 2025 was slightly higher than 5.4% at the end of 2024 and should remain around this level for the remainder of the year. Lower coverage reflects the growing share of lower risk car and merchant loans in our portfolio.

Fintech revenue increased by 24% year-over-year to reach KZT410 billion during 3Q 2025. Fintech revenue growth is benefitting from healthy levels of origination and stable yield trends year-over-year. For 9M 2025, Fintech revenue increased 21% year-over-year to reach KZT1.1 trillion.

In 3Q 2025, Fintech’s net income increased by 15% year-over-year to KZT101 billion, with faster revenue growth helping to offset higher deposit costs. Deposit cost of funding in the third quarter of 2025 increased 110bps compared to the same period in 2024 and deposit interest expenses increased 30% year-over-year. For 9M 2025, Fintech net income increased by 10% year-over-year to KZT260 billion. Excluding the higher base rate Fintech net income increased 28% and 18% year-over-year in 3Q and 9M 2025 respectively.

Fintech revenue +24% & net income +28% YoY in 3Q'25 adjusting for higher interest rates

Fintech growth impacted by higher interest rates & regulatory/tax changes

Segment Revenue

KZT

+24%
+21%
332B
410B
930B
1.1T
3Q'24
3Q'25
9M'24
9M'25

Net Income

KZT

+15%
+28%(1)
+10%
+18%(1)
88B
101B
235B
260B
3Q'24
3Q'25
9M'24
9M'25

Source Company data

Notes Data excluding Türkiye results

1. Growth excluding increase in interest rates. Details of calculations in appendix

Kaspi.kz

Full-year 2025 guidance

In 2025 Kaspi.kz’s growth in Kazakhstan has been impacted by country wide supply disruption for smartphones, the higher NBRK base rate and other external factors. With no recovery in smartphone GMV trends in Q4 2025, we now expect Kaspi.kz in Kazakhstan to deliver 2025 net income growth of between 10-12% year-over-year.

Excluding smartphones GMV from Marketplace and regulatory & tax changes, as well as the base rate increase, 2025 underlying net income growth is expected to be around 18-20% YoY, which is consistent with the around 20% guidance we provided in March 2025.

With smartphone supply disruption expected to be temporary and favourable year-over-year comps from March 2026, we expect Marketplace growth to resume its normal growth trajectory next year. The headwind from rising interest rates, can also become a tailwind in the future.

As we have consistently said, 2025 is about putting the foundations of our international growth strategy into position. With growth momentum in Türkiye gathering pace, we’re executing at speed at making good progress.

FY 2025 guidance excluding Türkiye [(1)]:

	2025 Guidance PRIOR	2025 Guidance UPDATED	2025 Guidance UPDATED (excluding external factors)
GMV	**15% - 20%** YoY Growth	**12% - 14%** YoY Growth	**19% - 21%**[(2)] YoY Growth
TPV	**15% - 20%** YoY Growth	**Around 20%** YoY Growth	**Around 20%** YoY Growth
TFV	**Around 15%** YoY Growth	**Around15%** YoY Growth	**Around15%** YoY Growth
Net Income	**Around 15%** YoY Growth	**10% - 12%** YoY Growth	**18% - 20%**[(3)] YoY Growth

$100mn ADS buyback to commence in November

Source: Company data

Notes:
1. Please see "Disclaimer, Cautionary Note Regarding Forward Looking Statements."
2. Excluding impact of GMV of smartphones. Details of calculation in appendix
3. Excluding impact of Smartphones, Tax, Minimum reserve requirements and growth in interest rates. Details of calculation in appendix

Kaspi.kz

Hepsiburada

During the third quarter of 2025, Hepsiburada prioritised improving its delivery proposition, investments in marketing, offering more BNPL payment options and mobile UX improvements. The aim of these initiatives is to accelerate growth in day-to-day purchases.

As these initiatives gathered momentum, during 3Q 2025, purchases increased 16% year-over-year, compared with 7% in 2Q 2025 and an 11% decline in 1Q 2025.

In Türkiye, top-line growth continued to improve. GMV increased 15% year-over-year in 3Q 2025 and 5% for 9M 2025 to TRY51.2 billion and TRY135.3 billion. Revenue increased 22% and 11% to TRY20 billion and TRY54 billion respectively over the same periods.

Due to higher targeted investments and loan provisioning, EBITDA in Türkiye decreased by 74% and 35% during 3Q and 9M 2025 respectively. Provisioning in 3Q 2025 was significantly lower than in 2Q 2025. Net income losses increased to TRY1.3 billion and TRY2.5billion in 3Q and 9M 2025 respectively. In 3Q 2025, investment into our strategic priority areas accounted for TRY4 billion of net income losses, compared with TRY2.7 billion in the same areas in 2024.

Hepsiburada has announced a share capital increase, expected to raise approximately $100 million.

Hepsiburada purchases +16% in 3Q'25

Purchase trends accelerating as we implement improvement & growth initiatives

Marketplace
# of purchases

+16%
17.3M
20.1M
3Q'24
3Q'25
+4%
51.9M
54.0M
9M'24
9M'25

Source Hepsiburada 3Q'25 Earnings Release
Notes Each metric is in accordance with Kaspi Glossary definitions

Kaspi.kz

Hepsiburada GMV +15% in 3Q'25

Growth initiatives include investments in delivery, advertising, BNPL payments & UX

GMV
TRY
+15%
44.7B
51.2B
+5%
129.2B
135.3B
3Q'24
3Q'25
9M'24
9M'25

Marketplace GMV breakdown
1P
31%
69%
9M'25
3P

Source Hepsiburada 3Q'25 Earnings Release
Notes Each metric is in accordance with Kaspi Glossary definitions
All amounts presented in real terms, i.e. adjusted for inflation

Kaspi.kz

Hepsiburada revenue +22% & EBITDA -74% YoY

Top line growth accelerating due to targeted investments

Revenue

TRY

+22%
+11%
16B
20B
49B
54B
3Q'24
3Q'25
9M'24
9M'25

EBITDA[(1)]

TRY

-74%
-35%
677M
174M
1.7B
1.1B
3Q'24
3Q'25
9M'24
9M'25

Source Hepsiburada 3Q'25 Earnings Release

Notes 1. EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization plus monetary gains/losses

All amounts presented in real terms, i.e. adjusted for inflation

Kaspi.kz

We're investing to create a bigger, more valuable business

Higher losses reflect investments in payments options, advertising & delivery

Net Income
TRY

Main investments within regular business
TRY

-223%
-47M
-363M
-410M
-138M
-1.2B
-1.3B
Loan Provision expenses
Regular business
-2.1B
-528M
-2.7B
-2.8B
-993M
-243M
-4.0B
Financial expenses
Performance marketing
Delivery
3Q'24
3Q'25

Source: Hepsiburada 3Q'25 Earnings Release
Notes: 1. Exchange rate used to translate TRY 4.17 billion [illegible] 41.7196
All amounts presented in real terms, i.e. adjusted for inflation

Kaspi.kz

Hepsidburada’s 3Q and 9M 2025 financial results release can be accessed at: investor.hepsiburada.com

3Q & 9M 2025 Financial Results Conference Call

Monday, 10th November 2025 at 8.00am EST (1pm GMT, 6.00pm Astana time).

To pre-register for this call, please go to the following link:

Register Now

You will receive access details via email.

Kaspi.kz consolidated financial statements

Consolidated Income Statement (unaudited)

	3Q 2024, KZT MM	3Q 2025, KZT MM	9M 2024, KZT MM	9M 2025, KZT MM	9M 2025, USD MM
Revenue	**649,754**	**1,110,174**	**1,801,805**	**2,899,526**	**5,281**
growth, %	-	***71%***	-	***61%***	-
Net Fee Revenue	329,430	419,250	907,495	1,163,455	2,114
Interest Revenue	283,620	420,237	779,757	1,135,270	2,073
Retail Revenue	39,542	250,275	115,216	585,597	1,066
Other gains (losses)	(2,838)	11,412	5,337	15,204	28
Costs and operating expenses	**(316,441)**	**(763,660)**	**(903,108)**	**(1,923,604)**	**(3,504)**
growth, %	-	***141%***	-	***113%***	-
% of revenue	***48.7%***	***68.8%***	***50.1%***	***66.3%***	-
Interest Expenses	(158,937)	(246,110)	(451,521)	(647,464)	(1,179)
Transaction Expenses	(8,009)	(8,090)	(21,418)	(24,335)	(44)
Cost of Goods Sold and Services	(76,449)	(343,955)	(212,147)	(823,520)	(1,500)
Technology & product development	(27,538)	(58,052)	(80,212)	(151,838)	(277)
Sales and marketing	(10,651)	(43,927)	(31,058)	(95,917)	(175)
General and administrative expenses	(7,293)	(22,122)	(22,458)	(56,598)	(103)
Provision expense	(27,564)	(41,404)	(84,294)	(123,532)	(226)
Net Income before tax	**333,313**	**346,514**	**898,697**	**975,922**	**1,777**
growth, %	-	***4%***	-	***9%***	-
margin, %	***51.3%***	***31.2%***	***49.9%***	***33.7%***	-
Income tax	(58,937)	(68,468)	(158,264)	(185,198)	(337)
Net income	**274,376**	**278,046**	**740,433**	**790,724**	**1,440**
growth, %	-	***1%***	-	***7%***	-
margin, %	***42.2%***	***25.0%***	***41.1%***	***27.3%***	-

Source: Company data

Kaspi.kz

Consolidated Balance Sheet (unaudited)

	31-Dec-2024, KZT MM	30-Sep-2025, KZT MM	30-Sep-2025, USD MM
Cash and cash equivalents	619,470	501,519	913
Mandatory cash balances with NBK	57,307	301,537	349
Due from banks	37,908	46,969	86
Investment securities and derivatives	1,505,831	1,308,321	2,383
Loans to customers	5,746,600	6,801,549	12,358
Property, equipment and intangible assets	269,289	427,927	779
Goodwill	17,438	617,719	1,125
Inventory	16,164	142,275	259
Other assets	106,094	200,928	366
Total assets	**8,377,101**	**10,348,744**	**18,848**
Due to banks	24,474	81,856	149
Customer accounts	6,351,950	7,010,084	12,767
Debt securities issued	51,050	356,070	649
Subordinated debt	52,416	188	0
Trade liabilities	22,454	370,187	674
Other liabilities	31,896	187,647	343
Total liabilities	**6,804,240**	**8,005,966**	**14,581**
Issued capital	130,144	130,144	237
Treasury shares	(151,521)	(148,092)	(270)
Additional paid-in-capital	506	506	1
Revaluation (deficit)/ reserve of financial assets	41,026	370	1
Share Based Compensation reserve	31,774	18,880	34
Retained earnings	1,465,295	2,270,144	4,135
Total equity attributable to Shareholders of the Company	1,517,224	2,271,955	4,138
Non-controlling interests	55,637	70,823	129
Total equity	**1,572,861**	**2,342,778**	**4,267**
Total liabilities and equity	**8,377,101**	**10,348,744**	**18,848**

Source: Company data

Kaspi.kz

Geographic Segment Revenue & Net Income (unaudited)

KZT mm	3Q'24	3Q'25	9M'24	9M'25
Segments Revenue:	**662,536**	**1,124,796**	**1,841,210**	**2,941,126**
Kazakhstan and Other	662,536	797,110	1,841,210	2,216,711
Türkiye	-	327,686	-	724,415
Net Income:	**274,376**	**278,046**	**740,433**	**790,724**
Kazakhstan and Other	274,376	306,651	740,433	841,928
Türkiye	-	(28,605)	-	(51,204)

Source: Company data

Kaspi.kz

Operating Segment Revenue & Net Income (unaudited)

KZT mm	3Q'24	3Q'25	9M'24	9M'25
Results of Operations—Segments:				
Payment revenue	155,980	172,130	421,293	480,817
Marketplace revenue	178,940	549,317	497,996	1,357,750
Fintech revenue	331,605	409,716	929,691	1,123,244
Payment net income	102,551	115,191	272,195	319,027
Marketplace net income	83,873	61,798	232,761	211,717
Fintech net income	87,952	101,057	235,477	259,980

Source: Company data
Notes: Türkiye is fully included in Marketplace Segment

Kaspi.kz

External factors calculation

Smartphones GMV	To calculate GMV growth without smartphones effect, we remove smartphones GMV from respective periods of 2024 and 2025. While in e-commerce we have exact amount of GMV for smartphones, in m-commerce we have only total for electronics GMV m-Commerce GMV from smartphones is derived analytically according to the following calculation: (e-commerce smartphones GMV/e-commerce electronics GMV) x m-commerce electronics GMV
Smartphones P&L effect	To calculate Net Income growth without smartphones, we remove smartphones NI from respective periods of 2024 and 2025. e-Commerce net income from smartphones = (Seller fees smartphones in e-commerce - delivery expenses) x (1-corporate tax rate) m-Commerce net income from smartphones = (Seller fees smartphones in m-commerce) x (1-corporate tax rate) While in e-commerce we have exact amount of Seller fees and take rates, m-commerce Seller fees = m-commerce smartphones GMV x e-Commerce smartphones take rate
10% tax on revenue from government securities	(Interest Income from government securities + interest income from deposits with NBRK + net interest income from repo operations + net income from swaps with maturity less than 1 year) x 10%. All amounts refer to 2025 only
Increase in Minimum Reserve Requirements, no interest	(Minimum reserve requirements after the increase – minimum reserve requirements before the increase) x average effective interest rate on KZT denominated securities. All amounts refer to 2025 only
Base rate increase from 15.25% to 16.5%	(Effective interest rate on KZT denominated term deposits of individuals for respective period of 2025 – effective interest rate on KZT denominated term deposits of individuals in 4Q'24) x average KZT denominated term deposits of individuals during respective period of 2025

Source: Company data

Kaspi.kz

EBITDA reconciliation Hepsiburada

TRY mm	3Q'24	3Q'25	9M'24	9M'25
Net loss for the period	410	(1 325)	(1,174)	(2,508)
Financial income	1,099	(1,155)	3,260	3,484
Financial expenses	(2,161)	(2,836)	(6,243)	(7,393)
Depreciation and amortization	634	(764)	(1,851)	(2,272)
Monetary gain/(loss)	609	946	1,966	2,581
EBITDA	**677**	**174**	**1,693**	**1,093**

Source: Hepsiburada 3Q'25 Earnings Release

Kaspi.kz

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact between themselves.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

In January 2025, Kaspi.kz acquired a 66.35% stake in Hepsiburada, one of the leading ecommerce companies in Türkiye.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

Kaspi.kz has been listed on Nasdaq since January 2024.

Use of Key Financial & Operating Metrics

Certain parts of this press release contain our key financial and operating metrics, which we do not consider to be non-IFRS financial measures. We use these metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key operating metrics may be calculated in a manner different than similar key financial and operating metrics used by other companies. For definitions of our key financial and operating metrics please refer to “Other Key Financial and Operating Metrics” section of our latest 20-F.

Exchange Rate Calculations

The Kazakhstani tenge (KZT) to US dollar ($) exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation is KZT549.06 per $1 as of 30 September 2025.

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,”

“might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability in certain of our operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments and realize the benefits of such transactions; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; risks related to Kazakhstan and the other countries in which we operate, including with regard to the evolving nature of the applicable legislative and regulatory framework and that of other jurisdictions in which we operate; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; the significant influence of our existing shareholders and ability of ADS holders to influence corporate matters; differences between the rights of our shareholders, governed by Kazakhstan law and our charter, from the typical rights of shareholders under U.S. state laws; our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; lack of protections for ADS holders compared to those afforded to shareholders of companies that are not “foreign private issuers;” the fact that the price of our ADSs might fluctuate significantly and that any future sales or ADSs or common shares may negatively impact the stock price; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 10, 2025 and our other SEC filings we make from time to time.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275